SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 12, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo

  sabesp

BOARD OF DIRECTORS’ PROPOSAL

Dear Shareholders,

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, hereby submits the following proposal to the Extraordinary Shareholders’ Meeting to be held on August 9, 2010, at 3:00 p.m., at the Company’s headquarters, to deliberate on a single item of the agenda: Proposal to amend Article 46 of the Bylaws in force to allow for the implementation of a new pension plan for Sabesp’s employees – SABESPREV MAIS.

FROM	TO

Article 46 - As Supporter and Sponsor of the Fundação SABESP de Seguridade Social ("SABESPREV"), whose operation is authorized by Ordinance n. 3,556, dated 8/8/90 of the Ministério de Estado do Trabalho e da Previdência Social – MTPS – (State Ministry of Labor and Social Security), the Company shall participate in SABESPREV, subject to the following conditions:

I. The monthly contribution of the Sponsor shall not exceed two point one per cent (2.1%) of the payroll (gross salaries, exclusive of payroll charges), subject to the applicable social security legislation.

II. In case the resources are not sufficient to pay the beneficiaries, the Sponsor shall not exceed this percentage of two point one per cent (2.1%) of the payroll, in which case SABESPREV shall adjust the Employees’ contribution, or proportionally reduce the amount of the benefits, subject to the applicable legislation.

III. SABESPREV’s assets shall result from its own resources or, in case the Company needs to transfer any personal or real property, make investments, bear any costing expenses or provide guaranties to SABESPREV, it shall have the prior and express approval of the CODEC or of the Secretary of the State Treasury, whose values shall be offset by the contribution fixed in item I of this article, upon the monthly transfers.

IV. In order to avoid the indirect distribution of funds beyond the prefixed limit, the assignment of Company’s employees to SABESPREV or the hiring of any services between SABESPREV and the Company, shall be subject to offset and to prior opinion to be provided by CODEC or of the Secretary of the State Treasury.

V. The Company’s Officers, in addition to their responsibilities provided for by law, shall also be liable for any failure to comply with the rules provided for in the Bylaws, and in connection with SABESP’s sponsorship to SABESPREV.

ARTICLE 46 – The Company may sponsor private pension plans, under the defined contribution scheme, to employees, being it incumbent upon the Board of Directors to resolve on the conditions set forth in the respective regulations, as well as on the percentage of contribution of the sponsor, regular and extraordinary, pursuant to the governing laws.

Sole Paragraph – The Company may remain as sponsor of the private pension plan under the defined benefit scheme, which is under extinguishment phase, forbidding the entry of new participants, as well as the increase of respective benefits.

Justification: The conformity of Article 46 of the Company’s Bylaws is necessary in order to implement a new private pension plan – SABESPREV MAIS. The current plan – SABESPREV Básico, is a “Defined Benefit” plan, and as an unfunded plan, it shows growing negative surplus risks, especially due to participants’ life expectancy, which increases and requires benefits payments for longer periods.

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Companhia de Saneamento Básico do Estado de São Paulo

  sabesp

SABESPREV MAIS is a “Defined Contribution” plan, in which the accounts are separated by participant, different from current plan in which assets are managed jointly (co-ownership). In this new plan, contributions are paid according to the capital accumulated by each participant from quotas contributions and profitability, without any financial risks for Sabesp.

Once approved SABESPREV MAIS plan, the entry of new participants in SABESPREV Básico plan will no longer be allowed, which starts to be extinguished.

The evidence as shareholder may occur at any time before the Extraordinary Shareholders’ Meeting is called to order, by submitting his/her identity document, a receipt issued by the trustee of book-entry shares informing their respective number and, in the event of attorney-in-fact, the appropriate proxy instrument duly notarized and granted less than one year ago.

The documents related to the matter to be discussed at the Extraordinary Shareholders’ Meeting will be available to shareholders at the Company’s headquarters and via electronic means, at CVM website, in the form and term set forth by CVM Rule 481/2009.

São Paulo, July 8, 2010.

Dilma Seli Pena

Chairwoman

of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 12, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.